July 18, 2024

Kristen Fortney, Ph.D.
Chief Executive Officer
BioAge Labs, Inc.
1445A South 50th Street
Richmond, California 94804

       Re: BioAge Labs, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 3, 2024
           CIK No. 0001709941
Dear Kristen Fortney Ph.D.:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
June 28, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary
We are also developing orally available, brain-penetrant inhibitors of NLRP3, a key target for neuroinflammation, page 7

1. We note your response to prior comment 6, including your revised disclosure on page
       145. Please provide in the prospectus summary the basis for the statement that
       "[i]nactivation of NLRP3 in mice has been shown to significantly extend lifespan, and sustain physical and cognitive function." In addition, please quantify the mice tested in the prospectus summary.
 July 18, 2024
Page 2
Risk Factors
Risks Related to Our Reliance on Third Parties
The manufacture of pharmaceutical products, including our product candidates . .. ., page 42

2. We note your response to prior comment 7 and your revised disclosure on page 44 noting that the "BIOSECURE ACT defines a 'biotechnology company of concern' to include . . .
       [WuXi]" and that you are "presently party to agreements with WuXi, pursuant to which
       WuXi provides development and manufacturing services to [you]." We also note your disclosure that you "may be unable to enter into additional agreements with third-party manufacturers or suppliers[.]" To the extent you may be unable to replace certain agreements with WuXi, please consider whether you are substantially dependent on them and whether they are required to be filed pursuant to Item 601(b)(10)(ii)(B) of
       Regulation S-K.
Business
Indication expansion opportunities, page 143

3. We note your response to prior comment 16 and re-issue in part. Please disclose who conducted the third-party cross-over trial, whether it was preclinical or clinical, and specify the third-party preclinical literature. In addition, please provide a basis for your claim that the "evidence indicating apelin has the potential to directly improve insulin sensitivity and glucose control" is "robust." In this regard, we note your reference to one "small . . . cross-over trial" and "third-party preclinical literature."

       Please contact Eric Atallah at 202-551-3663 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Joshua Gorsky at 202-551-7836 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Julia Forbess